Executive service agreement

Commonwealth Bank of Australia
ABN 48 123 123 124

and

Ralph James Norris

MLC Centre Martin Place Sydney New South Wales 2000 Australia Telephone +61 29225 5000 Facsimile +61 29322 4000 www.freehills.com DX 361 Sydney
SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE
Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR
Reference JHC JET 14E

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This executive service agreement

is made on 14th June 2005 between the following parties:

1	Commonwealth Bank of Australia ABN 48 123 123 124 of Level 7, 48 Martin Place, Sydney, New South Wales, 2000 (the Bank); and

2	Ralph James Norris of c/o Level 7, 48 Martin Place, Sydney, New South Wales, 2000 (the Executive).

Recitals

The Bank has agreed to appoint the Executive as a director of the Bank and to the position of Managing Director and Chief Executive Officer and the Executive has agreed to accept the appointment as a director and an employee of the Bank on the terms of this agreement.

The parties agree

in consideration of, among other things, the mutual promises contained in this agreement:

1	Appointment

1.1	Appointment

(a)	Subject to the terms of this agreement and the Constitution, the Bank agrees to employ the Executive in the position of Managing Director and Chief Executive Officer and to appoint the Executive as a director of the Bank for the purposes of the Corporations Act. The Executive accepts these appointments.

(b)	The Executive undertakes to faithfully and diligently perform the duties of the Managing Director and Chief Executive Officer pursuant to the Constitution and in accordance with the delegated authorities given to the Executive from time to time.

1.2	Material change of status

(a)	Subject to the provisions of this agreement, if the Executive’s duties are (other than on a temporary basis), without the Executive’s consent, materially and adversely altered or varied substantially, resulting in either case in:

(1)	the Executive’s status or responsibilities being materially diminished; or

(2)	the Executive no longer being regarded as the most senior and responsible executive of the Bank,

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the Executive may, on the occurrence of such event, forward to the Board a notice setting out his grievances in this regard giving the Board twenty one (21) days to remedy the situation.

(b)	In the event the Board refuses, fails or neglects to remedy the situation or does not deal with this matter within the time specified in clause 1.2(a), the Executive may resign on or after the expiration of the twenty one (21) days without notice as required by clause 6.1.

(c)	If the Executive resigns under clause 1.2(b), he will be entitled to the benefit of clause 6 as if the Executive had been terminated by the Bank in accordance with clause 6.2.

(d)	Clauses 1.2(a)-(c) do not apply in circumstances where action is taken by the Board as a result of disciplinary proceedings in respect of the Executive or as otherwise provided in this agreement.

2	Term

The Executive’s employment with the Bank will commence on the Commencement Date and continue until terminated in accordance with this agreement.

3	Executive’s duties

3.1	General duties

The Executive must:

(a)	devote the whole of the Executive’s time, attention and skill during normal business hours, and at other times as reasonably necessary, to the duties of office;

(b)	faithfully and diligently perform the duties and exercise the powers:

(1)	consistent with the position of Managing Director and Chief Executive Officer; and

(2)	assigned to the Executive by the Board or on its behalf, whether for the Bank or a Group Company;

(c)	promote the interests and prosperity and enhance the reputation of the Bank and any Group Company; and

(d)	conduct himself in accordance with the commercial and ethical standards commensurate with the position of Managing Director and Chief Executive Officer of a publicly listed company,

3.2	Bank policies

(a)	The Executive must comply with any Bank policies and procedures (as amended from time to time) which have application to the performance of his duties, or to his employment by the Bank generally, under this agreement.

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(b)	Bank policies and procedures referred to in clause 3.2(a) do not form part of this agreement unless otherwise specified.

3.3	Duty to report

The Executive must:

(a)	report directly to the Board or as directed by the Board or on its behalf;

(b)	provide prompt and full information to the Board regarding the conduct of the business of the Bank by the Executive;

(c)	comply with lawful directions given to the Executive by the Board or on its behalf; and

(d)	report to the Chairman of the Board as requested, and discuss with him any aspect of the Bank’s business or performance as required from time to time by the Chairman.

4	Remuneration

4.1	Fixed Remuneration

During the period from the Commencement Date until the Termination Date, the Bank must pay the Executive the Fixed Remuneration (Base Remuneration plus Superannuation), determined under this clause 4, or as otherwise agreed between the parties in writing.

4.2	Base Remuneration

(a)	Base Remuneration is calculated on a total cost basis and includes the cost of any benefits (e.g. leased motor vehicle) plus any fringe benefit tax charges related to employee benefits.

(b)	The initial Base Remuneration payable to the Executive shall be one million nine hundred thousand dollars ($1,900,000) per annum payable in equal instalments in accordance with the Bank’s policies and is inclusive of all director fees for the Group but does not include any payroll tax or workers compensation paid by the Bank in respect of the Executive’s employment.

4.3	Superannuation

The Bank shall make superannuation contributions to a fund (that complies with relevant legislation). Initially this will be nine percent (9%) of eighty percent (80%) of Base Remuneration from time to time. The amount of contributions as at the date of this agreement is one hundred and thirty six thousand eight hundred dollars ($ 136,800) per annum.

4.4	Base Remuneration review

(a)	Base Remuneration will be reviewed by the Board in accordance with Bank policies with effect from 1 July of each year of this agreement, commencing on or about 1 July 2006 and as a result of this review the Base Remuneration may be increased by the Bank.

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(b)	Base Remuneration for the period after a review in clause 4.4(a) is the amount per annum determined by the Board.

4.5	Short Term Incentive

(a)	The Executive will be eligible to a discretionary Short Term Incentive as determined by the Board from time to time (STI). The initial STI potential will be one million nine hundred thousand dollars ($1,900,000),

(b)	In exercising its discretion pursuant to clause 4.5(a), the Board will take into account the Executive’s performance in relation to key performance indicators established annually in consultation with the Executive. The decision of the Board as to whether, and the extent to which, key performance indicators have been met by the Executive is final and conclusive.

4.6	Long Term Incentive

(a)	The Executive will be entitled to participate in a Long Term Incentive in cash or in the Bank’s Equity Reward Plan (LTI):

(1)	as determined by or varied (including in respect of the form of any benefit provided to the Executive) at the discretion of the Board from time to time; and

(2)	subject to:

(A)	any key performance indicators determined by the Board;

(B)	any approval required by the Bank’s shareholders; and

(C)	any necessary Regulatory Consent.

(b)	The initial LTI will, subject to clause 4.6(a)(2), be an allocation of the Bank’s shares to the value of three million eight hundred thousand dollars ($3,800,000). The number of shares will be calculated on the basis of the weighted average price of the Bank’s shares over the five (5) trading days prior to the Commencement Date.

4.7	Packaging

The Bank may from time to time issue guidelines under which the Executive may elect to receive part of the Base Remuneration and STI, by way of benefits in amounts or of a kind, other than those specified in this agreement, which can be lawfully provided by the Bank. The Executive may elect to receive such benefits, provided that:

(a)	the election is consistent with the guidelines issued by the Bank from time to time; and

(b)	the costs of the election to the Bank (including any liability for fringe benefits tax) does not result in the total payments and benefits being paid or provided to the Executive exceeding the amount of the Base Remuneration and/or STI if relevant and payable.

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4.8 Expenses

(a)	The Bank will reimburse the Executive for any reasonable out-of-pocket expenses incurred by the Executive on Bank business.

(b)	The Bank will require evidence of expenses incurred by the Executive in accordance with the Bank’s policies from time to time.

5 Other terms of employment

(a)	The Executive must comply with the terms of employment set out in the Schedules to this agreement.

(b)	The Schedules to this agreement form part of this agreement.

6 Termination

6.1 Resignation by the Executive

(a)	The Executive may terminate this agreement at any time by giving six (6) Months’ notice in writing to the Board.

(b)	The Bank will pay all Fixed Remuneration and any statutory entitlements owing to the Executive to the Termination Date and any STI or LTI not vested will be determined at the complete discretion of the Board.

6.2 Termination on notice

(a)	Notwithstanding any other provision of this agreement, the Bank may terminate this agreement for any reason whatsoever at any time by giving written notice to the Executive.

(b)	If termination of the Executive’s employment occurs within twelve (12) months of the Commencement Date the Executive shall receive twelve (12) months notice.

(c)	If termination occurs at any time other than that referred to in 6.2(b), the Executive shall receive six (6) months notice.

(d)	If the Bank terminates this agreement pursuant to this clause 6.2, the Bank will pay all Fixed Remuneration and any statutory entitlements owing to the Executive to the Termination Date and any STI or LTI not vested will be determined at the complete discretion of the Board.

6.3 Immediate termination

(a)	The Bank may terminate this agreement immediately if the Executive;

(1)	commits any act which in the reasonable opinion of the Board detrimentally affects the Bank or any Group Company including, but not limited to, an act of material dishonesty, fraud, wilful disobedience, serious misconduct, wilful negligence, incompetence in the performance of his duties or breach of duty;

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(2)	is charged with any serious criminal offence which is likely to affect adversely the Bank or any Group Company’s reputation;

(3)	wilfully, persistently or materially fails to perform or observe any lawful direction or instruction by the Board or in any other respect fails to perform or observe the terms or provisions of this agreement and does not remedy that failure to the satisfaction of the Board within seven (7) days of receiving notice frorn the Bank specifying the failure;

(4)	commits any act of bankruptcy or compounds with creditors; or

(5)	fails to comply with a material provision of the policies or procedures of the Barnk as amended from time to time and does not remedy that failure to the satisfaction of the Board within seven (7) days of receiving notice from the Bank specifying the failure.

(b)	If the Bank terminates this agreement pursuant to clause 6.3(a), the Executive will be paid Fixed Remuneration and any statutory entitlements to the Termination Date.

(c)	The Executive will not be entitled to receive any STI or LTI and for the avoidance of doubt, arty shares and options (or equivalent benefits) granted to the Executive as LTI that have not vested (or, if in cash, has not been paid) at the Termination Date will be forfeited.

6.4 Termination because of illness

(a)	If the Executive;

(1)	becomes incapacitated by illness or accident or is of unsound mind or becomes liable to be dealt with under any law relating to mental health for an accumulated period of three (3) Months in any twelve (12) Month period; or

(2)	is advised by an independent medical officer that the Executive’s health has deteriorated to a degree that it is advisable for the Executive to leave the Bank,

the Bank may terminate this agreement by giving six (6) Months’ written notice to the Executive.

(b)	If the Bank terminates this agreement pursuant to clause 6.4(a), the Bank will pay all Fixed Remuneration and any statutory entitlements owing to the Executive to the Termination Date and any STI or LTI not vested will be determined at the complete discretion of the Board.

6.5 Death of the Executive

If this agreement is terminated as a result of the death of the Executive the Bank will pay to the Executive all Fixed Remuneration and any statutory entitlements to the date of death and any STI or LTI not vested will be at the complete discretion of the Board.

6.6 General

(a)	During any notice period referred to in this clause 6:

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(1)	the Bank may require that the Executive not attend the office, not undertake any work, or undertake only limited work during part or all of this period;

(2)	the Bank will continue to pay the Fixed Remuneration;

(3)	the Executive must continue to comply with his obligations under this agreement.

(b)	If this agreement is terminated and notice is required to be given under this clause 6, the Bank may at its option, in lieu of part or all of the notice period, pay the Executive an amount equal to a proportion of the Total Fixed Remuneration at the time at which notice is given which corresponds to the unexpired notice period.

(c)	The provision of the payments and benefits under this clause 6 is contingent on the Executive complying with his obligations under this agreement.

6.7 Resignation as director

(a)	If on termination of this agreement the Executive is a director or other officer of the Bank or of any Group Company the Executive must resign as director or other officer of that company forthwith.

(b)	The Executive irrevocably appoints the Company Secretary, or any other employee of the Bank nominated by the Company Secretary, as attorney to sign the Executive’s resignation on behalf of the Executive if the Executive refuses or fails to resign from any directorships or other appointments within the Group on termination of this agreement.

6.8 No compensation

If this agreement is terminated by the Bank under this clause 6, the Executive acknowledges he has no further claim against the Group for any further compensation whatsoever for loss of office in respect of the termination.

6.9 Obligations on termination

On termination of this agreement, the Executive must return to the Bank all tangible property of the Bank or any Group Company including, but not limited to, all books, documents, computers, papers, materials, credit cards, cars and keys held by the Executive or under the Executive’s control.

7 Governing law and jurisdiction

(a)	This agreement is governed by the laws of New South Wales.

(b)	The parties irrevocably submit to the exclusive jurisdiction of the courts of New South Wales.

(c)	Each of the parties irrevocably waives any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

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8 Entire agreement

(a)	This agreement embodies the entire agreement between the parties and supersedes all communications, negotiations, arrangements and agreements, whether oral or written, between the parties with respect to the subject matter of this agreement.

(b)	No agreement or understanding varying or extending this agreement will be legally binding upon either party unless in writing and signed by both parties.

Executed as an agreement:

Signed by
Ralph James Norris	/s/ Ralph James Norris

in the presence of:

/s/ [ILLEGIBLE]

Witness

/s/ LESLIE GORDON CUPPER

Name (please print)

Signed for
Commonwealth Bank of Australia	/s/ John M. Schubert

by the Chairman of the Board of Directors in the presence of:	Dr. John M. Schubert

/s/ [ILLEGIBLE]

Witness

/s/ LESLIE GORDON CUPPER

Name (please print)

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Schedule 1 — Definitions and Interpretation

1	Definitions

In this agreement:

(a)	Board means the board of directors of the Bank:

(b)	Commencement Date means the commencement date nominated by the Bank in consultation with the Executive;

(c)	Confidential Information means any information in respect of the Group or the Group’s businesses (including, but not limited to, any idea, concept, process or know-how) which is not in the public domain (other than as a result of a breach of the Bank’s confidence) which;

(1)	has already come or comes to the Executive’s notice in the course of the Executive’s employment; or

(2)	is generated by the Executive in the course of performing the Executive’s obligations;

(d)	Constitution means the constitution of the Bank as amended from time to time;

(e)	Corporations Act means the Corporations Act 2001 (Cth);

(f)	Covenant Area means:

(1)	any geographical area in which the Group has operations; or failing that

(2)	the Commonwealth of Australia; or failing that

(3)	New South Wales;

(g)	Covenant Period means during the Executive’s employment pursuant to this agreement and:

(1)	twelve (12) Months; or failing that

(2)	six (6) Months,

after the Termination Date;

(h)	Entity means an individual, company, partnership, joint venture (whether corporate or incorporate) or any other body (whether corporate or incorporate);

(i)	Group means the Bank and any Group Company;

(j)	Group Company means a “related body corporate” of the Bank as that expression is defined in the Corporations Act;

(k)	Month means calendar month;

(l)	Prescribed Position means:

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(1)	a position as employee, director, secretary, company officer, agent, contractor, consultant or adviser of any Entity;

(2)	a partner, shareholder or member of any Entity; and

(3)	acting as any of the persons referred to in paragraphs (1) and (2),

(m)	Regulatory Consent means the consent of any entity or governmental body that has statutory or other powers over corporations including without, limitation the Australian Stock Exchange and the Australian Securities and Investments Commission;

(n)	Termination Date means the date when the Executive ceases to be employed by the Bank.

2	Interpretation

In this agreement, headings are for convenience only and do not affect the interpretation of this agreement and, unless the context otherwise requires:

(a)	a reference to termination of this agreement includes a reference to termination of the Executive’s contract of employment;

(b)	words importing the singular include the plural and vice versa;

(c)	words importing a gender include any gender;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(e)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(f)	a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 2(f) implies that performance of part of an obligation constitutes performance of the obligation;

(g)	a reference to a party to a document includes that party’s successors and permitted assigns;

(h)	a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute; and

(i)	a reference to a document or agreement includes all amendments or supplements to, or replacements or novations of, that document or agreement.

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Schedule 2 — Protection of the Bank’s interests

1 Restricted areas and restricted activities

Except with the written permission of the Board, the Executive must not (whether directly or indirectly and in any position including a Prescribed Position), during the Covenant Period and within the Covenant Area:

(a)	carry on or otherwise be concerned with or interested in any business in competition with the business of the Group;

(b)	obtain or apply for regulatory licences, permits or privileges that would permit the Executive to carry on or otherwise be concerned with or interested in any business in competition with the business of the Group;

(c)	solicit or persuade any customer or client who has dealt with the Group during the Executive’s employment or is in the process of negotiating with the Group at the Termination Date in relation to any business carried on by the Group at the Termination Date, to cease doing business with the Group or reduce the amount of business which the person would normally do with the Group;

(d)	accept from a person referred to in clause l(c) any business of the kind ordinarily forming part of the business of the Group;

(e)	induce or attempt to induce any director, manager or employee of the Group to terminate his of her employment with the Group, whether or not that person would commit a breach of that person’s contract of employment;

(f)	employ any person who during the last two (2) years of the Executive’s employment has been a director, manager, or employee of the Group who is or may be likely to be in possession of any confidential information or trade secrets relating to:

(1)	the business of the Group; or

(2)	the customers of the Group; or

(g)	disparage or otherwise make any statements that may or may be likely to injure the Commercial reputation of any of the Bank or the Group to any person or persons whatsoever.

2	Restraints reasonable

(a)	The Executive and the Bank consider the restraints contained in this schedule to be reasonable and intend the restraints to operate to the maximum extent.

(b)	If these restraints:

(1)	are void as unreasonable for the protection of the interests of the Group; and

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(2)	would be valid if part of the wording was deleted or the period or area was reduced,

the restraints will apply with the modifications necessary to make them effective.

3	Restraints independent

The restraints contained in this schedule are separate, distinct and several, so that the unenforceability of any restraint does not affect the enforceability of the other restraints.

4	Acknowledgments by Executive

The Executive acknowledges that:

(a)	the Executive will obtain Confidential Information concerning the business and finances of the Group including trade secrets and industrial processes;

(b)	disclosure of Confidential Information could materially harm the Group;

(c)	the restrictive covenants contained in this clause are reasonable and necessary for the protection of the goodwill of the Group;

(d)	the remedy of damages may be inadequate to protect the interests of the Group and the Bank is entitled to seek and obtain injunctive relief, or any other remedy, in any Court;

(e)	in view of the importance of the restraints contained in this clause for the protection of the proprietary interests of the Group, this clause will survive the termination of the Executive’s employment with the Bank in all circumstances; and

(f)	consideration for the restrictive covenants contained in this clause is included in the benefits provided to the Executive pursuant to this agreement.

5	Survival of obligations

The Executive’s obligations under this Schedule survive the termination of this agreement.

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Schedule 3 — Confidentiality, Intellectual Property and Moral Rights

1 Confidentiality

1.1	Executive’s obligations

The Executive must:

(a)	keep any Confidential Information secret and confidential, except to the extent that the Executive is required by law to disclose it;

(b)	take all reasonable and necessary precautions to maintain the secrecy and prevent the disclosure of any Confidential Information;

(c)	refrain from using or attempting to use Confidential Information in any manner which will or may cause or be calculated to cause injury or loss to the Group or its clients; and

(d)	not. except in the ordinary and proper course of employment with the Bank, disclose Confidential Information to any third party without the prior written consent of the Board.

1.2	Separate restrictions

The restrictions in clause 1.1 of this Schedule will be regarded as separate, distinct and severable so that the unenforceability of any restriction shall in no way affect the enforceability of any other restriction.

1.3	Acknowledgments of Executive

The Executive acknowledges and agrees that:

(a)	the Executive will become possessed of Confidential Information;

(b)	disclosure of such Confidential Information may diminish the value of the information and could materially harm the Group;

(c)	the restrictions in clause 1.1 of this Schedule are reasonable in all the circumstances and necessary to protect the goodwill of the Group; and

(d)	the remedy of damages may be inadequate to protect the interests of the Group and the Group is entitled to seek and obtain injunctive relief, or any other relief.

1.4	Survival of obligations

The Executive’s obligations under this Schedule survive the termination of this agreement.

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2  Ownership of Intellectual Property

2.1	Ownership

Subject to any express written agreement to the contrary, all Intellectual Properly created by the Executive in the course of the Executive’s employment with the Bank automatically vests in the Bank.

2.2	Assistance

The Executive must do all things necessary or desirable to vest in the Bank ownership of any Intellectual Property created by the Executive in the course of the Executive’s employment with the Bank, including executing any documents which arc reasonably required by the Bank to give effect to clause 2.1 of this Schedule.

2.3	Executive must disclose inventions

The Executive must disclose to the Bank any discovery, invention, secret process, system or improvement made or discovered by the Executive during the course of the Executive’s employment with the Bank in connection with or in any way affecting or relating to the Bank’s business or capable of being used or adapted for use by the Bank or in connection with its business.

2.4	Survival of obligations

The Executive’s obligations under this clause 2 of this Schedule survive the termination of this agreement.

2.5	Intellectual Property

In clause 2 of this Schedule, Intellectual Property means all present and future rights to intellectual property including any inventions and improvements, trade marks (whether registered or common law trade marks), designs, copyright, any corresponding property rights under the laws of any jurisdiction and any rights in respect of an invention, discovery, trade secret, secret process, know-how, information, process, data or formula.

3  Moral Rights – Executive’s consent

3.1	Consent

The Executive consents to all or any acts or omissions by or on behalf of the Bank (whether occurring before or after this consent is given) which infringe or may infringe any of the Executive’s moral rights under Part IX of the Copyright Act 1968 (Cth) in relation to any Works made by the Executive in the course of the Executive’s employment with the Bank.

3.2	Extent of consent

The Executive’s consent under clause 3.1 of this Schedule is irrevocable and extends to:

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(c)	the Bank’s licensees and successors in title in respect of the Works; and

(d)	any person authorised by the Bank or its licensees or successors in title to do acts comprised in the copyright for the Works.

3.3	Genuine consent

The Executive acknowledges that the consent in clause 3.1 of this Schedule is a genuine consent given under Part IX of the Copyright Act 1968 (Cth) and has not been induced by duress or any false or misleading statement.

3.4	Definitions

In this Schedule 3:

(a)	Moral Rights means the right of attribution of authorship, the right not to have authorship falsely attributed and the right of integrity of authorship, as defined in the Copyright Act 1968 (Cth);

(b)	Works means any literary, dramatic, musical or artistic works made by the Executive as defined in the Copyright Act 1968 (Cth).

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Schedule 4 – General Conditions

1 Approvals

(a)	This agreement is subject to all required Board and shareholder approvals and any necessary Regulatory Consent.

(b)	Notwithstanding any provision of this agreement, the Bank is not required to pay or provide, or procure the payment of provision, of any monies or benefits to the Executive which do not comply with the provisions of Part 2D.2, Division 2 of the Corporations Act without the need to obtain shareholder approval. Any such payments or benefits to be provided to the Executive must be reduced to ensure compliance with this clause and Part 2D.2, Division 2 of the Corporations Act. In the event of overpayment to the Executive, the Executive must, on receiving written notice from the Company Secretary of the Bank (or his/her or her nominee) immediately repay any monies or benefits specified in such notice.

2 Amounts owed to the Group

(a)	Subject to applicable laws, any outstanding advances or other payments due to the Group by the Executive will be deducted before payment of any amounts under clause 6 are made to the Executive.

(b)	If the amounts owed by the Executive to the Group at the Termination Date exceed amounts payable to the Executive under clause 6, the Executive agrees to repay such amounts to the Bank within fourteen (14) days of the Termination Date.

3 Notices

(a)	Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party to this agreement:

(1)	must be in legible writing and in English addressed as shown at the commencement of this agreement, or as specified to the sender by any party by notice;

(2)	where the sender is a company, must be signed by an officer or under the common seal of the sender;

(3)	is regarded as being given by the sender and received by the addressee:

(A)	if by delivery in person, when delivered to the addressee;

(B)	if by post, 3 Business Days from and including the date of postage; or

(C)	if by facsimile transmission, whether or not legibly received, when received by the addressee,

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but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee’s time) it is regarded as received at 9.00 am on the following Business Day; and

(4)	can be relied on by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(b)	A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 3(a)(3) and informs the sender that it is not legible.

(c)	In this clause 3, a reference to an addressee includes a reference to an addressee’s officers, agents or employees or any person reasonably believed by the sender to be an officer, agent or employee of the addressee.

4 Prohibition, enforceability and severance

(a)	Any provision of, or the application of any provision of, this agreement which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, this agreement which is void, illegal or Unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

(c)	If a clause is void, illegal or unenforceable, it may be severed without affecting the enforceability of the other provisions in this agreement.

5 Waiver

(a)	The failure of either party at any time to require performance by the other party of any provision of this agreement does not affect the party’s right to require the performance at any time.

(b)	The waiver by either party of a breach of any provision may not be held to be a waiver of any later breach of the provision or a waiver of the provision itself.

6 Legal advice

The Executive represents that he has taken, or had the opportunity of taking, legal advice in relation to the nature, effect and extent of this agreement.

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